     As filed with the Securities and Exchange Commission, March 28, 1996

                                                       Registration No. 333-926

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-2

                             Registration Statement
                                    Under the
                             Securities Act of 1933

                         GREENE COUNTY BANCSHARES, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                          TENNESSEE                                          62-1222567
(State or Other Jurisdiction of Incorporation or Organization)  (I.R.S. Employer Identification No.)

                             MAIN AND DEPOT STREETS
                          GREENEVILLE, TENNESSEE 37743
                                  423/639-5111
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                           R. STAN PUCKETT, PRESIDENT
                             MAIN AND DEPOT STREETS
                          GREENEVILLE, TENNESSEE 37743
                                  423/639-5111
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)

                                   ----------
                                    Copy to:
                                 ANN W. LANGSTON
                            GERRISH & MCCREARY, P.C.
                             700 COLONIAL, SUITE 200
                                MEMPHIS, TN 38117
                                  901/767-0900

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the Effective Date of this Registration Statement.

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

         If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. / /

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         CALCULATION OF REGISTRATION FEE

=========================================================================================================
Title of Each Class of                                            Proposed Maximum
   Securities to be     Amount to be  Proposed Maximum Offering  Aggregate Offering       Amount of
      Registered         Registered        Price Per Share             Price         Registration Fee (1)
---------------------------------------------------------------------------------------------------------
Common Stock,
$10 par value           5,009 shares           $170.00                $851,530              $351.72
=========================================================================================================

(1)      Calculated pursuant to Rule 457(a).

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

               Exhibit Index on sequentially numbered page      .
                                                           -----

                              CROSS REFERENCE SHEET


Items in Part I of Form S-2                      Prospectus Caption or Location
---------------------------                      ------------------------------
Item 1.      Forepart of the Registration           Facing Page, Cross
             Statement and Outside Front            Reference Sheet and
             Cover Page of Prospectus               Outside Front Cover Page

Item 2.      Inside Front and Outside               Inside Front Cover and
             Back Cover Pages of Prospectus         Table of Contents

Item 3.      Summary Information, Risk              Summary and Risk Factors
             Factors and Ratio of Earnings
             to Fixed Charges

Item 4.      Use of Proceeds                        Use of Proceeds

Item 5.      Determination of Offering Price        Determination of Offering
                                                    Price

Item 6.      Dilution                               *

Item 7.      Selling Security Holders               *

Item 8.      Plan of Distribution                   Plan of Distribution

Item 9.      Description of Securities              Description of Common
             to be Registered                       Stock

Item 10.     Interests of Named Experts             Legal Matters and Experts
             and Counsel

Item 11.     Information with Respect               Information Regarding the
             to the Registrant                      Company

Item 12.     Incorporation of Certain               Incorporation of Certain
             Information by Reference               Information by Reference

Item 13.     Disclosure of Commission               Indemnification
             Position on Indemnification
             for Securities Act Liabilities


* Omitted because answer is negative or the Item is inapplicable

                                  5,009 SHARES

                         GREENE COUNTY BANCSHARES, INC.

                                   ----------

                                  Common Stock


         THIS PROSPECTUS ALSO RELATES TO A SIMULTANEOUS RESCISSION OFFER

                                   ----------

         Greene County Bancshares, Inc. (the "Company"), a Tennessee corporation, hereby offers for sale 5,009 shares of its Common Stock, par value $10 per share ("Common Stock"). Prior to this offering, there has been a limited public market for the Common Stock of the Company. The 5,009 shares of Common Stock are offered at a price of $170.00 per share. See "Determination of Offering Price."


         PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION DISCUSSED UNDER "RISK FACTORS," AT PAGE 10.


         This Prospectus also includes a simultaneous rescission offer by the Company to 192 shareholders (the "New Shareholders") who previously purchased the 5,009 shares of Common Stock (the "Shares") offered hereby (the "Rescission Offer"). The Shares sold to the New Shareholders were neither registered nor exempt from registration under applicable federal and state securities laws; therefore, the offer and sale of the Shares were made in violation of such laws. The Company is offering to rescind the sale of the 5,009 Shares to the New Shareholders and refund to them, upon tender of the stock certificates for the Shares, the price of $170 per share paid for the Shares, plus interest at the rate of 10% per annum from the date of payment through the date the Company receives notice of election to rescind, less any amount of income received on the Shares by a New Shareholder. This Rescission Offer will remain open for 30 days from the date a New Shareholder receives the Notice of Rescission Offer. Payment by the Company for Shares tendered pursuant to the Rescission Offer will be made from available operating funds of the Company.


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR
          DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND, THE SAVINGS AND LOAN ASSOCIATION
                INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.



=======================================================================================
                                                             Underwriting   Proceeds to
                                         Price to Public      Commissions   Company (1)
---------------------------------------------------------------------------------------
Per Share..............................         $ 170.00   Not applicable      $ 170.00
---------------------------------------------------------------------------------------
Total (2)..............................         $851,530   Not applicable      $851,530
=======================================================================================


(1) Before deducting offering expenses payable by the Company estimated at $49,790.


(2) Assumes the sale of all 5,009 shares of Common Stock offered hereby and no acceptances of the simultaneous rescission offer.


                 THE DATE OF THIS PROSPECTUS IS          , 1996.
                                                ---------

                              AVAILABLE INFORMATION


         Greene County Bancshares, Inc. is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission" or the "SEC"). Such reports and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, NW, Washington, DC 20549 and its regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained at prescribed rates from the public reference facilities maintained by the Commission at its Washington, DC address.


         The Company has filed with the Commission, Washington, DC, a Registration Statement on Form S-2 ("Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Shares offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the schedules and exhibits thereto, certain parts of which have been omitted pursuant to the rules of the Commission. Statements herein concerning the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed with the Commission as an exhibit to the Registration Statement or otherwise, each such statement being qualified in all respects by such reference. For further information about the Company and such securities, reference is made to the Registration Statement and the schedules and exhibits filed as part thereof. The Registration Statement, together with schedules and exhibits, may be inspected without charge, and copied at the principal or regional offices of the Commission at the addresses indicated above. Copies also may be obtained at prescribed rates from the public reference facilities maintained by the Commission at its Washington, DC address.

         The Company will furnish annual reports to its stockholders which will contain audited financial statements certified by its independent public accountants. The Company may distribute unaudited quarterly reports and other interim reports to its stockholders as it deems appropriate.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents previously filed by the Company with the Commission (Commission File No. 0-14289) pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus:

         1. The Company's Annual Report on Form 10-K for the year ended December 31, 1995;

         2.       The Company's Current Report on Form 8-K dated January 1,
                  1996.

         The Company's Annual Report on Form 10-K for the year ended December 31, 1995 incorporates by reference specific portions of the Company's Proxy Statement to be dated and mailed to stockholders of the Company on or before May 4, 1996 ("1996 Proxy Statement"), but does not incorporate other portions of the 1996 Proxy Statement. The portions of the 1996 Proxy Statement not specifically incorporated into the Annual Report on Form 10-K are NOT incorporated herein and are not a part of the Registration Statement.

         Any statement contained herein or in a document incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


         ON THE WRITTEN OR ORAL REQUEST OF EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, THE COMPANY WILL PROVIDE, WITHOUT CHARGE, A COPY OF ANY OR ALL OF THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE (OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS. WRITTEN OR TELEPHONE REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO ALEX JOHNSON, GREENE COUNTY BANCSHARES, INC., MAIN AND DEPOT STREETS, GREENEVILLE, TENNESSEE 37743, (423) 639-5111.

         NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS DOCUMENT NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                                TABLE OF CONTENTS

Prospectus Summary ........................................................    5
         The Company ......................................................    5
         The Offering .....................................................    7
         Summary Financial Information ....................................    8
Risk Factors ..............................................................   10
The Rescission Offer ......................................................   14
Use of Proceeds ...........................................................   16
Determination of Offering Price ...........................................   17
Plan of Distribution ......................................................   18
Description of Common Stock ...............................................   18
Transactions with Management ..............................................   19
Information with Respect to the Company ...................................   19
Legal Matters .............................................................   19
Experts ...................................................................   19

Appendix:
        Annual Report of the Company on Form 10-K for the Year Ended December 31 1995

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus or incorporated herein by reference.

                                   THE COMPANY

         Greene County Bancshares, Inc. (the "Company"), a Tennessee corporation incorporated January 18, 1985, is a registered bank holding company under the Bank Holding Company Act of 1956, as amended ("BHCA"), and is the bank holding company for Greene County Bank, Greeneville, Tennessee, American Fidelity Bank, Alcoa, Tennessee, and Premier Bancshares, Inc., Niota, Tennessee ("Premier"), which is itself the one bank holding company for Premier Bank of East Tennessee, Niota, Tennessee ("Premier Bank"). The Company, through its ownership of Greene County Bank, American Fidelity Bank and Premier Bancshares, Inc. (the "Banks"), is engaged in a general commercial banking business and its primary source of earnings is derived from income generated by its subsidiary banks. As of December 31, 1995, the Company had total assets of $420,580,878 and shareholders' equity of $41,074,260, which was prior to the Company's acquisition of Premier. As of December 31, 1995, Premier had total assets of $24,228,184 and shareholders' equity of $1,676,420. Unless the context otherwise requires, references herein to the Company include the Company and its wholly-owned subsidiaries, Greene County Bank and American Fidelity Bank, on a consolidated basis.

         Greene County Bank was established in 1890 as a Tennessee state chartered bank. As a commercial bank, Greene County Bank provides complete banking services which include checking and savings accounts for individuals, partnerships, corporations, municipalities, banks and others; business, real estate, interim construction, personal and installment loans; collection services, safe deposit box facilities; and a number of special services. At December 31, 1995, Greene County Bank had seven full service banking offices located in Greene County, Tennessee, with two full service banking offices located in Washington County, Tennessee, one full service banking office located in Hamblen County, Tennessee, one full service banking office located in Sullivan County, Tennessee, and one full service banking office located in Hawkins County, Tennessee. On November 17, 1995, Greene County Bank opened its full service branch in Hawkins County after acquiring approximately $14.2 million of deposits, the facilities and fixed assets of an existing branch of another bank with funds available from the Company's working capital. The Company owns 100% of the stock of Greene County Bank.


         American Fidelity Bank is a Tennessee state chartered banking corporation organized in 1977. American Fidelity Bank also offers the customary banking services provided by most full service banks. It conducts its business from a main office located in Alcoa, Tennessee and two branch offices, one located in Maryville and another in Knoxville, Tennessee. The Company also owns 100% of the stock of American Fidelity Bank.

         Premier Bancshares, Inc. is a Tennessee corporation and a registered bank holding company under the Bank Holding Company Act of 1956, as amended. Premier owns 100% of the stock of Premier Bank. The Company acquired all the stock of Premier (and, thereby, indirectly all the shares of Premier Bank) on January 1, 1996. The Company has accounted for this acquisition as a purchase under generally accepted accounting principles. The Company is taking the necessary steps to merge Premier Bancshares, Inc. into the Company since Premier now has no assets other than the stock of Premier Bank; and, the Company expects to complete that transaction on or before March 31, 1996. The result of this transaction will be that the stock of Premier Bank will then be 100% owned by the Company. Premier Bank conducts its business from its main office in Niota, Tennessee and from its full service branch in Athens, Tennessee. See "Use of Proceeds."


         Management responsibility for the Banks resides with the Board of Directors and officers of each respective bank. Management services rendered to each of the Banks by the Company are intended to supplement the internal management of each of the Banks and to expand the scope of banking services normally offered by each of the Banks.

         The banking industry in which the Company competes through its subsidiaries is highly competitive with other banks for both loans and deposits. Other financial institutions, including savings and loans associations and credit unions, also compete with the Banks for depository accounts and loans.


         On December 31, 1995, Greene County Bank had total deposits of $296,990,975 and total assets of $342,096,000. Greene County Bank ranks as the largest financial institution in its market area, which is generally considered to be Greene County, Tennessee. In the Greene County area, there are six commercial banks, operating 22 branches and holding an aggregate of approximately $605,563,000 in deposits as of December 31, 1994.

         On December 31, 1995, American Fidelity Bank had total deposits of $70,919,384 and total assets of $78,790,000. The primary market area of American Fidelity Bank is the cities of Alcoa and Maryville and Blount and Southern Knox Counties, Tennessee. American Fidelity Bank competes primarily with five commercial banks, two of which are subsidiaries of the largest bank holding companies located in Tennessee.

         On January 1, 1996, the date of its acquisition by the Company, Premier Bancshares, Inc. had total deposits of approximately $22 million and total assets of approximately $24.2 million. The primary market area of Premier Bank of East Tennessee is McMinn County, Tennessee which includes the cities of Niota and Athens, Tennessee. Premier Bank competes primarily with four commercial banks and one savings and loan association in its market area.


         The income of the Banks, and thus the Company, is derived primarily from the interest and fees earned in connection with the Banks' lending activities, interest and dividends from investment securities and short-term investments. The main expenses of the Bank are the interest paid on deposits and operating expenses. The Banks' deposits are insured up to the applicable limits by the Federal Deposit Insurance Corporation ("FDIC").

         The Company has its principal executive offices at Main and Depot Streets, Greeneville, Tennessee 37743, Telephone (423) 639-5111.

                                  THE OFFERING

Common Shares Offered ..........................  5,009 Shares

Common Shares Outstanding after the Offering ...  447,453 (1)

Estimated Net Proceeds .........................  $851,530 (1)(2)

Use of Proceeds ................................  Working capital and general corporate
                                                  purposes, including
                                                  investments in the Banks.
                                                  See "Use of Proceeds."

Risk Factors ...................................  Prospective investors in the
                                                  Common Stock should
                                                  consider the information
                                                  discussed under the
                                                  heading "Risk Factors."


(1) Assumes that all 5,009 Shares offered hereby are sold, and that none of the 5,009 Shares issued to the New Shareholders whose Shares are subject to the Rescission Offer are tendered back to the Company. See "Simultaneous Rescission Offer."


(2)      Before deducting expenses of this offering.

                         GREENE COUNTY BANCSHARES, INC.
                        SUMMARY FINANCIAL INFORMATION (1)

                  (Dollars in thousands, except per share data)


                                                                            YEARS ENDED
                                                                            DECEMBER 31,
                                                                       ---------------------
                                                                       1995             1994
                                                                       ----             ----
SUMMARY OF INCOME STATEMENT DATA:

         Interest income                                               $31,491          $23,625
         Interest expense                                               13,444            8,497
                                                                       -------          -------
         Net interest income                                            18,047           15,128
         Provision for loan losses                                       1,424              994
                                                                       -------          -------

         Net interest income after provision
            for loan losses                                             16,623           14,134
         Non-interest income                                             2,959            2,538
         Non-interest expense                                           11,722            9,660
                                                                       -------          -------

         Income before income taxes                                      7,860            7,012
         Income tax expense                                              2,752            2,510
                                                                       -------          -------

         Net income                                                    $ 5,108          $ 4,501
                                                                       =======          =======



                                                                           AS OF AND FOR
                                                                            YEARS ENDED
                                                                            DECEMBER 31,
                                                                       ---------------------
                                                                       1995             1994
                                                                       ----             ----

PER COMMON SHARE DATA:
         Net income per share                                          $11.45           $10.16
         Book value per share at period end (2)                        $92.83           $84.06

SELECTED BALANCE SHEET DATA:

         Total assets                                                  $420,581       $345,525
         Cash and cash equivalents                                     $ 13,723       $ 15,086
         Loans receivable, net                                         $293,834       $241,253
         Investment securities and other interest
            earning assets                                             $ 70,275       $ 70,374
         Deposits                                                      $365,951       $298,162
         Long-term debt                                                $  3,448       $  3,688
         Retained earnings                                             $ 33,499       $ 30,442
         Total shareholders' equity                                    $ 41,074       $ 37,190

                                                                           AS OF AND FOR
                                                                            YEARS ENDED
                                                                            DECEMBER 31,
                                                                       ---------------------
                                                                       1995             1994
                                                                       ----             ----
Selected Financial Ratios and Other Data:

         Return on average assets                                       1.35%          1.38%
         Return on average equity                                      13.17%         12.32%
         Allowance for loan losses to total loans                       1.55%          1.39%
         Allowance for loan losses as a percentage
            of non-performing loans(5)                                239.16%        264.14%
         Average interest-earning assets to average
            interest-bearing liabilities                                1.13%          1.14%
         Net yield on average earnings assets (4)                       8.93%          7.75%
         Asset quality ratio (non-performing loans
            and other real estate owned to average
            total assets)(5)                                             .55%           .42%
         Non-interest expense to average total assets                   3.09%          2.95%
         Net interest income to non-interest expense                  154.00%        157.00%
         Risk-based capital ratios (fully phased-in guidelines):
                  Tier I capital                                       13.06%         15.45%
                  Total capital                                        14.31%         16.89%
         Leverage ratio (6)                                            10.80%         10.76%
         Period-end equity
            to period-end total assets                                  9.77%         10.76%


(1) Excludes any financial data regarding Premier Bancshares, Inc. and its subsidiary, Premier Bank of East Tennessee, which the Company acquired on January 1, 1996. The Company has accounted for this acquisition as a purchase under generally accepted accounting principles.

(2) Common shareholders' equity divided by the number of outstanding shares of common stock at period end.

(3)  Annualized.

(4) Represents net interest income as a percent of average total interest-earning assets.

(5) Non-performing loans consist of non-accrual loans and accruing loans contractually past due 90 days or more.

(6) The leverage ratio is defined as the ratio of Tier I capital to average total assets.

                                  RISK FACTORS

     A prospective investor should review and consider carefully the following factors, together with the other information contained in this Prospectus, in evaluating an investment in the Common Stock.

SIMULTANEOUS RESCISSION OFFER

     On May 31, 1995, the Company forwarded a letter to several hundred potential subscribers for common stock of the Company. The response to the letter resulted in a sale of 5,009 shares of the Company's common stock to 192 new shareholders (the "New Shareholders"). The Company received approximately $851,530 in payment for the newly issued common shares. No commissions or other fees were paid or received by the Company or any other person in connection with the sale of such Shares. The Company, simultaneously with this offering, is making a rescission offer to the New Shareholders (the "Rescission Offer"). The need for the Rescission Offer arises from the sale of the Shares to the New Shareholders without registration with the Securities and Exchange Commission and the necessary state securities divisions or the availability of an exemption from registration.


     In the Rescission Offer the Company is offering to rescind the sale of the Shares issued to the New Shareholders and to refund the consideration paid for such Shares, plus interest at a rate of 10% per annum from the date of payment through the date the Company receives notice of a New Shareholder's election to rescind, less any amount of income received on such Shares by the New Shareholders. The Rescission Offer is being made pursuant to and in compliance with the applicable securities laws in the states in which the New Shareholders reside, which states include Tennessee, Georgia, South Carolina, North Carolina, California, New York and Virginia. See "The Rescission Offer."

POTENTIAL IMPACT OF ASSET/LIABILITY MANAGEMENT ON OPERATIONS AND PROFITABILITY

     The operations and profitability of the Banks are largely impacted by changes in interest rates and their managements' ability to control interest rate sensitivity of the Banks' assets and liabilities. Management believes that their asset/liability strategy of striving to be neither asset sensitive nor liability sensitive by using both fixed rate and variable rate products reduces the risk of the Banks' exposure due to fluctuation in interest rates. However, there can be no assurance that the Banks' asset/liability strategies will be successful. Despite the implementation of strategies to achieve such matching objectives and to reduce the exposure of the Banks to fluctuating interest rates, the results of operations of the Banks will remain subject to the level and movement of interest rates. Management believes the Banks are somewhat asset sensitive; therefore, in a falling rate environment, earnings will tend to decrease, while in a rising rate environment, earnings will tend to increase. Since the profitability of the Company is primarily dependent on the profitability of its subsidiary Banks, increases in interest rates could have a negative impact on the Company's profits if the asset/liability management strategies of the Banks are not successful. See Form 10-K for year ended December 31, 1995 ("1995 10-K") - "Management's Discussion and Analysis - Asset/Liability Management."


NO ASSURANCE AS TO ADEQUACY OF ALLOWANCE FOR LOAN LOSSES

     The success of a bank depends to a significant extent upon the quality of its assets, particularly its loans. In originating loans, there is a substantial likelihood that credit losses will be experienced. The risk of loss will vary with, among other things, general economic conditions, the types of loans being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral for the loan. Management maintains an allowance for loan losses based on, among other things, industry standards, managements' experience, historical experience with borrowers and the loan portfolio, an evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and judgments about the ultimate collectability of the loan portfolio and provides an allowance for potential loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate collectability is considered questionable. Since certain lending activities involve greater risks, the percentage applied to specific loan type may vary.


     The Banks actively manage their past due and non-performing loans in an effort to minimize credit losses and monitor their asset quality to maintain an adequate loan loss allowance. Although management of each Bank believes that its allowance for loan losses is adequate, there can be no assurance that the allowance will prove sufficient to cover future loan losses. Further, although management uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to the non-performing or performing loans of any of the Banks. Accordingly, there can be no assurance that the allowance for loan losses will be adequate to cover loan losses or that significant increases to the allowance will not be required in the future if economic conditions should worsen. Material additions to the allowance for loan losses of the Banks would result in a decrease of the net income and capital of the Company and the Banks and could result in the inability of the Banks to pay dividends to the Company, and impact the payment of dividends by the Company to its shareholders, among other adverse consequences. See 1995 10-K - "Management's Discussion and Analysis - Provision and Allowance for Loan Losses."

NO ESTABLISHED TRADING MARKET FOR COMMON STOCK

     There has been a limited public market for the Company's Common Stock. The offering price of the shares of the Common Stock has been determined by the Board of Directors of the Company based upon the price paid by the New Shareholders for the Shares, which price was based upon information available to the Board at the time regarding recent trades of the Company's common stock at $170 per share. See "Determination of Offering Price." This does not necessarily bear any relationship to the Company's assets, book value, results of operations, net worth, or any other generally accepted criteria of value and should not be considered as indicative of the actual value of the Company. See 1995 10-K - "Market for the Registrant's Common Stock and Related Stockholder Matters."

HIGHLY COMPETITIVE BANKING INDUSTRY

     The banking business is highly competitive, the Banks compete with other commercial banks, savings and loan associations, credit unions, finance companies and other financial entities operating locally and elsewhere. Some of these competitors have substantially greater resources and lending limits than the Banks and may offer certain services that the Banks do not provide at this time. The profitability of the Company depends upon the Banks' ability to compete in their market areas to retain and attract customers. Greene County Bank is the largest of seven commercial banks in Greene County, Tennessee, holding approximately 45% of deposits in that county. Deposits of Greene County Bank's offices in Washington, Sullivan, Hamblen and Hawkins Counties, Tennessee do not exceed 5% of total deposits. American Fidelity Bank primarily competes with five commercial banks in its market area, of which American Fidelity Bank is ranked fourth with approximately 5% of deposits in its market. See Form 10-K
- "Business - Competition."

RESTRICTIONS IMPOSED BY SUPERVISION AND REGULATION OF COMPANY AND BANKS


     Bank holding companies and banks operate in a highly regulated environment and are subject to the supervision and examination by several federal and state regulatory agencies. The Company is subject to the Bank Holding Company Act of 1956, as amended, and to regulation and supervision by the Federal Reserve, and the Banks are subject to the regulation and supervision of the Tennessee Department of Financial Institutions (the "Department") and the FDIC. These laws and regulations govern matters ranging from the regulation of certain debt obligations, changes in the control of bank holding companies, and the maintenance of adequate capital to the general business operations and financial condition of the Banks, including permissible types, amounts and terms of loans and investments, the amount of reserves against deposits, restrictions on dividends, establishment of branch offices, and the maximum rate of interest that may be charged by law. The Federal Reserve and the FDIC and the Department also possess cease and desist powers over bank holding companies and banks, respectively, to prevent or remedy unsafe or unsound practices or violations of law. These and other restrictions limit the manner in which the Company and the Banks may conduct their business and obtain financing. Furthermore, the commercial banking business is affected not only by general economic conditions, but also by the monetary policies of the Federal Reserve. These monetary policies have had and are expected to continue to have significant effects on the operating results of commercial banks. Changes in monetary or legislative policies may affect the ability of the Banks to attract deposits and make loans, which in turn may affect the profitability of the Company. See 1995 10-K - "Business - Supervision and Regulation."

LACK OF DIVERSIFICATION - SOLE BUSINESS IN BANKING

     The sole business activity of the Company consists of its ownership of the common stock of the Banks. As a result, the Company lacks diversification as to business activities and market areas, and any event affecting the Banks will have a direct impact on the Company. See 1995 10-K - "Business."

NO ASSURANCE AS TO PAYMENT OF DIVIDENDS

     The payment of dividends by the Banks to the Company is regulated by various state and federal laws which restrict the payment of dividends under certain circumstances. In addition, such laws also impose certain minimum capital requirements which affect the amount of cash available for the payment of dividends by a regulated banking institution such as the Banks. Even if the Banks are able to generate sufficient earnings to satisfy the currently established capital requirements, there is no assurance that the Boards of Directors of the Banks might not decide or be required to retain a greater portion of the earnings of the Banks in order to maintain or achieve the capital necessary because of any (i) increase in the capital requirements established by the FDIC or the Department, (ii) significant increase in the total of risk-weighted assets held by either of the Banks, (iii) significant decreases in the income of either of the Banks, or (iv) compliance with new unforeseen federal or state regulations. In addition, in some cases, the FDIC or the Department could take the position that it has the power to prohibit the Banks from paying dividends if, in its view, such payments would constitute unsafe or unsound banking practices. Further, the determination of whether dividends are paid and their frequency and amount will depend on the financial condition and performance of the Banks and other factors deemed appropriate by the Boards of Directors of the Banks. Accordingly, there can be no assurance that any dividends will be paid in the future by the Banks or the Company. See 1995 10-K
- "Market for Registrant's Common Stock and Related Stockholder Matters."

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISION OF THE COMPANY'S CHARTER

     The Charter of the Company contains a provision which requires an 80% affirmative vote of the holders of the common stock of the Company to approve a business combination which previously has not been approved by a majority of disinterested directors of the Company or as to which all of the conditions specified in this charter provision have not been met, including requirements related to fair price and form of consideration. This provision in the Charter also provides that it cannot be amended or repealed without the affirmative vote of at least 80% of the holders of the stock of the Company. This provision in the Company's Charter may deter or frustrate or render it more difficult to accomplish a merger or change in control of the Company by a principal stockholder, and thus may make the removal of management more difficult. This anti-takeover provision could result in the Company's being less attractive to a potential acquiror.

                              THE RESCISSION OFFER

BACKGROUND AND REASONS FOR THE RESCISSION OFFER

     In May, 1995 the Board of Directors of the Company approved the issuance of up to 6,000 shares of the Company's common stock to be offered to individuals not currently shareholders of the Company. The Board approved offering the common shares in blocks of 25 shares, priced at $170 per share. On May 31, 1995, a letter from the Company was mailed to several hundred potential subscribers for the common stock. The response to the letter resulted in the sale of 5,009 shares of the Company's common stock to the New Shareholders. The Company received $851,530 in payment for the newly issued common shares from the New Shareholders. No commissions or other fees were paid or received by the Company or any other person in connection with the sale of the shares. Certificates were mailed to the New Shareholders in late June, 1995.

     Pursuant to federal and state securities laws, its is unlawful to sell any security unless the security is registered or exempt from the registration requirements of such laws. The Shares sold to the New Shareholders were neither registered nor exempt from registration; therefore, the offer and sale of the Shares were made in violation of federal and state securities laws. Therefore, the Company is offering to rescind the sale of its common stock to the New Shareholders.

EFFECT OF THE SALE OF THE SHARES AND THE RESCISSION OFFER

     A registration statement for the Shares offered pursuant to this prospectus has been filed with and declared effective by the Securities and Exchange Commission and the necessary state securities divisions, excluding California and New York in which the offer of the Shares subject to the Rescission Offer which are held by one New Shareholder in each of these states will not be subject to registration requirements. The Rescission Offer being made hereby, along with a registration of the Shares, are to mitigate, and hopefully eliminate, any liability of the Company as a result of the unregistered offer and sale of the common stock to the New Shareholders. Pursuant to the provisions of applicable state laws, if the Rescission Offer is made prior to a shareholder bringing suit against the Company for the unregistered offer and sale of the common shares, no purchaser shall be able to maintain a suit who refused or failed to accept the Rescission Offer within 30 days of its receipt. The Rescission Offer is an effort to eliminate damages, if any, to a New Shareholder as a result of acquiring the unregistered common shares. Compliance by the Company with the laws and regulations governing the Rescission Offer may not eliminate other rights and remedies of New Shareholders that may exist in law or in equity.

TERMS OF THE RESCISSION OFFER

     The Company is offering to rescind the sale of the Shares to the New Shareholders and refund to such shareholders upon their tender of the stock certificates for the Shares, the consideration paid for the Shares, plus interest at a rate of 10% per annum from the date of payment for the Shares through the date the Company receives notice of the New Shareholder's election to rescind, less any amount of income the New Shareholder has received on the stock. If a New Shareholder desires to accept the Rescission Offer but no longer owns the Shares, such New Shareholder will receive an amount equal to the amount that would be recoverable upon a tender of the Shares less the amount received by the New Shareholder upon his or her disposition of the Shares.

     The Company has sufficient working capital to fund the Rescission Offer, regardless of the number of Shares, if any, tendered to the Company in response to the Rescission Offer. If all or any portion of the New Shareholders accept the Rescission Offer, then proceeds of this offering will be reduced by $170 per share tendered to the Company. Based on the prices of recent trades of the Company's common stock and the year end 1995 results of operations, management of the Company anticipates that few, if any, New Shareholders will elect to accept the Rescission Offer. Management has received no indications from any New Shareholder of a desire to dispose of the Shares.

     The Rescission Offer will remain open for 30 days from the date the New Shareholder receives this prospectus and the Notice of Rescission Offer. If a New Shareholder elects to rescind, he or she must respond within 30 days to the Company, Attention: Bill Richmond, Chief Financial Officer of the Company, by forwarding the "Election Form" attached to the Notice of Rescission Offer and by tendering the original stock certificates for the Shares. The "Election Form" must be returned to the Company by certified mail, return receipt requested. The Company will promptly tender the amount owed to the New Shareholder under the terms of this Rescission Offer.

     This Prospectus regarding the offer of the Shares pursuant to a registration statement that has been filed with and declared effective by the Securities and Exchange Commission will accompany each Notice of Rescission Offer to each New Shareholder.

     If a New Shareholder elects to retain his or her Shares, such election must be reflected on the "Election Form." In this case, the New Shareholder should sign the Rejection of Rescission, along with the Acknowledgement of receipt of and opportunity to review this Prospectus, and the Conformation of the decision to purchase the Shares, and return the "Election Form" to the Company,
Attention:  Bill Richmond, Chief

Financial Officer of the Company. The "Election Form" must be returned to the Company by certified mail, return receipt requested.

     If upon the expiration of 30 days from a New Shareholder's receipt of this letter, the Company has not received a response requesting rescission, the Rescission Offer will be deemed to have been rejected, and the Company will be entitled to assume that the New Shareholder has received this Prospectus regarding the Shares, has had the opportunity to review it and has elected to retain the Shares.

     NEW SHAREHOLDERS ARE URGED TO CONSULT WITH INDEPENDENT COUNSEL BEFORE DECIDING WHETHER TO ACCEPT OR REJECT THE RESCISSION OFFER IN ORDER TO BE FULLY INFORMED ABOUT THE TAX AND LEGAL CONSEQUENCES RELATED TO EITHER CHOICE.

FEDERAL INCOME TAX CONSEQUENCES OF THE RESCISSION OFFER

     If a New Shareholder accepts the Rescission Offer, such shareholder will have income to the extent he or she receives payment from the Company in excess of the amount initially paid for the Shares, which would be the amount of interest to be paid. Interest will be paid at the rate of 10% per annum from the date of payment for the Shares through the date the Company receives notice of the New Shareholder's election to rescind, less any amount of income the New Shareholder has received on the stock. For federal income tax purposes, such income will be taxable as ordinary income. NEW SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS IN REGARD TO THE SPECIFIC FEDERAL AND STATE TAX CONSEQUENCES TO THEM OF ACCEPTING THE RESCISSION OFFER.

CURRENT MARKET PRICES OF THE COMMON STOCK

     Based on information available to the Company, during the twelve months ended December 31, 1995, 95 stock transactions involving 7,514 shares of the Company's common stock occurred in which the stock traded for prices ranging from $170 to $190 per share, excluding the purchases of the 5,009 Shares by the New Shareholders which are subject to the Rescission Offer. During the period from January 1, 1996 to March 22, 1996, 65 stock transactions involving 3,278 shares of the common stock of the Company have occurred, at a price of $190 per share.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock offered hereby is estimated to be $801,740, after deducting the estimated offering expenses.

     The Company has sufficient working capital to fund the Rescission Offer, regardless of the number of Shares, if any, tendered to the Company in response to the Rescission Offer. If all or any portion of the New Shareholders accept the Rescission Offer, then proceeds of this offering will be reduced by $170 per share tendered to the Company.

     The net proceeds of the offering will be used for general corporate purposes, including capital contributions to the Banks, the financing of possible future acquisitions of other financial institutions, the possible repayment of borrowings, and additional working capital.


     On September 11, 1995, the Company entered into a Stock Purchase Agreement with William C. Adams, Sr., Ann S. Adams and William C. Adams, Jr. (the "Sellers"), the sole shareholders of Premier Bancshares, Inc., the one bank holding company for Premier Bank of East Tennessee, Niota, Tennessee. This Agreement provided for the Company's acquisition from the Sellers of 100% of the outstanding shares of Premier Bancshares, Inc. for a purchase price of $3,140,000. This acquisition was consummated on January 1, 1996 with the Company delivering cash to the Sellers of $708,582 and the Company's promissory notes to the Sellers in the aggregate principal amounts of $2,431,418. To the extent that the working capital of the Company serves as the source of funds in the future to repay the promissory notes to the Sellers, proceeds of this offering may be included in such working capital.


     The Company currently has no plans, understandings, arrangements or agreements, written or oral, with respect to any specific acquisition prospect, and is not presently negotiating with any other party with respect thereto.

     After the consummation of this offering, the net proceeds may be invested by the Company in short-term interest-bearing securities or certificates of deposits. Although the Company does not currently anticipate significant changes in the allocation of net proceeds described above, the allocation may vary as necessary to respond to changing circumstances.

                        DETERMINATION OF OFFERING PRICE


     In May 1995, the Board of Directors of the Company approved offering the Common Stock of the Company at a price of $170 a share, with such price being based solely on recent trading prices in the Common Stock. In determining the offering price of $170 per share, the Board considered that from January 2, 1995 to the date of commencement of the initial offering in May 1995, based on information available to the Company, there were fifteen stock transactions involving 645 shares of the Common Stock of the Company. Each of these transactions was at $170 per share. The Company obtains information regarding the number of stock transactions, the number of shares traded and the trading price per share based solely on information, if any, provided by shareholders to Greene County Bank, which serves as the transfer agent for Greene County Bancshares, Inc. Based on information available to the Company, during the period from January 1, 1996 to March 22, 1996, 65 stock transactions involving 3,278 shares of the common stock of the Company have occurred, at a price of $190 per share.

                              PLAN OF DISTRIBUTION

     On May 31, 1995, the Company forwarded a letter to several hundred potential subscribers for common stock of the Company. The response to the letter resulted in the sale of 5,009 shares of the Company's common stock to New Shareholders. The Company received approximately $851,530 in payment for the newly issued common shares. No commissions or other fees were paid or received by the Company or any other person in connection with the sale of such shares. The Company, simultaneously with this offering, is making a rescission offer to the New Shareholders. The need for the Rescission Offer arises from the sale of the common stock to the New Shareholders without registration with the Securities and Exchange Commission and the necessary state securities divisions or the availability of an exemption from registration. See "Risk Factors - Simultaneous Rescission Offer."


     The New Shareholders will receive the Rescission Offer along with a copy of this Prospectus. No commissions or other fees have been or will be paid or received by the Company or any other person in connection with the sale of the Common Stock. Any Shares tendered pursuant to the Rescission Offer will not be offered for sale by the Company but will become authorized, unissued shares.


                          DESCRIPTION OF COMMON STOCK


     The Company is authorized to issue 1,000,000 shares of Common Stock, par value $10 per share. As of December 31, 1995, 442,444 shares of Common Stock of the Company were issued and outstanding, not including the 5,009 Shares issued to New Shareholders and subject to the Rescission Offer. See "Risk Factors - Simultaneous Rescission Offer."


     The holders of Common Stock are entitled to one vote per share and do not have any preemptive rights to purchase any securities subsequently issued by the Company. The absence of preemptive rights could cause the dilution of the shareholder's interest in the Company without the specific authority of the shareholders.

     The holders of Common Stock are entitled to receive dividends as may be declared by the Board of Directors of the Company with respect to the Common Stock out of funds legally available therefore. In the event of liquidation, dissolution or winding-up of the affairs of the Company, the holders of outstanding shares of Common Stock will be entitled to share pro rata according to their respective interests in the Company's assets and funds remaining after payment or provision for payment of all debts and other liabilities of the Company.

         The shareholders of the Company have no cumulative voting rights. The absence of cumulative voting rights means that Company shareholders representing a plurality of the Company's shares will be able to elect the entire Board of Directors and the remaining shareholders representing a minority of the Company's shares will not be able to elect any directors.

     The outstanding shares of Common Stock are, and those shares to be issued by the Company in connection with this offering will be, when issued, fully paid and nonassessable.


                         TRANSACTIONS WITH MANAGEMENT

     The Company's directors and officers, as well as business organizations and individuals associated with them, are customers of the subsidiary Banks and had normal banking transactions with the Banks during 1995. All loan transactions are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated borrowers and do not involve more than the normal risk of collectibility or present other unfavorable features. All future transactions with such persons will be on terms no less favorable than could be approved by a majority of the directors including the majority of disinterested directors.


                    INFORMATION WITH RESPECT TO THE COMPANY


ANNUAL REPORT FOR YEAR ENDED DECEMBER 31, 1995

     This Prospectus is accompanied by a copy of the Company's latest report on Form 10-K to the Securities and Exchange Commission.


                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Gerrish & McCreary, P.C, Memphis, Tennessee.

                                    EXPERTS


     The balance sheets as of December 31, 1995 and 1994 and the statements of income, shareholders' equity, and cash flows for the years ended December 31, 1995 and 1994, incorporated by reference and delivered with this Prospectus, have been included herein in reliance on the report, which includes an explanatory paragraph regarding the Company's change in methods of accounting for investment securities and income taxes effective January 1, 1994 and 1993, respectively, of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The statement of income, changes in shareholders' equity, and cash flows for the year ended December 31, 1993, incorporated by reference and delivered with this Prospectus, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

PART II.  INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The expenses of this offering include:

     SEC Registration Fees                                    $   351.72
     Accounting Fees and Expenses*                             25,000.00
     Costs of Printing and Engraving*                           3,500.00
     Legal Fees and Expenses*                                  30,000.00
     Blue Sky Fees and Expenses                                 2,438.33
     Miscellaneous Expenses*                                    1,000.00
                                                              ----------
         Total                                                $62,290.05

         (*) Indicates estimated amount

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Tennessee Business Corporation Act (the "Tennessee Act") empowers a corporation to indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if: (i) he conducted himself in good faith; and (ii) he reasonably believed: (a) in the case of conduct in his official capacity with the corporation, that his conduct was in its best interests; (b) in all other cases, that his conduct was at least not opposed to its best interests; and (c) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

The termination of a proceeding by a judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the required standard of conduct.

A corporation may not indemnify a director in connection with: (i) a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or (ii) any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him.

Indemnification is limited to reasonable expenses incurred in connection with the proceeding.

The Tennessee Act further provides that unless limited by its charter, a corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

The Tennessee Act also provides that a corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if the director furnishes the corporation a written: (i) affirmation of his good faith belief that he has met the required standard of conduct; and (ii) undertaking, executed personally or on his behalf, to repay the advance if it is ultimately determined that he is not entitled to indemnification. In addition, a corporation may pay for or reimburse the reasonable expenses incurred if a determination is made that the facts then known to those making the determination would not preclude indemnification.

A corporation may not indemnify a director unless authorized in the specific case after the proper determination has been made by the Board of Directors, by special legal counsel or by the shareholders owning the requisite number of shares.

A corporation also may indemnify and advance expenses to an officer, employee or agent of the corporation who is not a director to the same extent as a director. The Charter of Greene County Bancshares, Inc. contains the following indemnification provision:

    The corporation from time to time may provide either directly, or indirectly through the purchase of insurance, for the indemnification of directors, officers, employees and agents of the corporation and of any of its subsidiaries to the fullest extent permitted by law.

The directors and officers of the Company are covered by an insurance policy in the amount of $5,000,000 by the CNA insurance company.

ITEM 16.  EXHIBITS


         Exhibit
         Number       Description of Exhibit

          3.1         Charter of the Company, as amended***
          3.2         Bylaws of the Company, as amended***

          4.1 See Exhibits 3.1 and 3.2 for provisions of the Charter, as amended, and the Bylaws, as amended, of the Company defining rights of holders of the Company's Common Stock***

          4.2(a)      Tennessee Form of Notice of Rescission Offer and Election Form
             (b)      Georgia Form of Notice of Rescission Offer and Election Form
             (c)      South Carolina Form of Notice of Rescission Offer and Election Form
             (d)      North Carolina Form of Notice of Rescission Offer and Election Form
             (e)      California Form of Notice of Rescission Offer and Election Form
             (f)      New York Form of Notice of Rescission Offer and Election Form
             (g)      Virginia Form of Notice of Rescission Offer and Election Form

          5           Opinion of Gerrish and McCreary, P.C.  re: legality***
         10.1         Employment Agreement between Company and R. Stan Puckett*
         10.2         Employment Agreement between Company and Davis Stroud**


         Exhibit
         Number       Description of Exhibit

         10.3         Employment Agreement between Company, Premier Bank of East
                      Tennessee and William C. Adams, Jr., dated January 1, 1996.***

         10.4         Noncompetition Agreement between Company and William C. Adams,
                      Sr., dated January 1, 1996.***

         10.5         Noncompetition Agreement  between Company and William C. Adams,
                      Jr., dated January 1, 1996.***

         21           Subsidiaries of the Company***
         23.1         Consent of Coopers & Lybrand L.L.P.
         23.2         Consent of Price Waterhouse LLP

         23.3         Consent of Gerrish and McCreary, P.C. (contained in Exhibit 5 to the
                      Registration Statement)***
         24           Power of Attorney (contained in the Signature section of the Registration
                      Statement)***


        * Incorporated herein by reference to exhibits filed with Form 10-K Annual Report for year ended December 31, 1994.

        ** Incorporated herein by reference to exhibits filed with Form S-14 Registration Statement under the Securities Act of 1933, Registration No. 2-96273.

       ***   Previously filed with this Registration Statement.


ITEM 17.  UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company, will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Company hereby undertakes that for purposes of determining any liability under the Securities Act, the Company will treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Company under Rule 434(b)(1), or (4), or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

The Company hereby undertakes that for purposes of determining any liability under the Securities Act, the Company will treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and the offering of the securities at that time as the initial bona fide offering of those securities.


The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement ( or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (in the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table to the effective registration statement.

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and a(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Greene County Bancshares, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greeneville, State of Tennessee, on March 28, 1996.


                         GREENE COUNTY BANCSHARES, INC.

                         By: /s/  R. Stan Puckett
                             ---------------------------------
                             R. Stan Puckett
                             President (Principal Executive Officer)

                         By: /s/  Bill Richmond
                             ---------------------------------
                             Bill Richmond
                             Senior Vice President (Chief Financial Officer)

                                                   EXHIBIT INDEX

Exhibit
Number                Description of Exhibit

 3.1                  Charter of the Company, as amended***
 3.2                  Bylaws of the Company, as amended***

 4.1                  See Exhibits 3.1 and 3.2 for provisions of the Charter, as amended, and the Bylaws, as amended, of the Company defining rights of holders of the
                      Company's Common Stock***
 4.2(a)               Tennessee Form of Notice of Rescission Offer and Election Form
    (b)               Georgia Form of Notice of Rescission Offer and Election Form
    (c)               South Carolina Form of Notice of Rescission Offer and Election Form
    (d)               North Carolina Form of Notice of Rescission Offer and Election Form
    (e)               California Form of Notice of Rescission Offer and Election Form
    (f)               New York Form of Notice of Rescission Offer and Election Form
    (g)               Virginia Form of Notice of Rescission Offer and Election Form
 5                    Opinion of Gerrish and McCreary, P.C.  re: legality***
10.1                  Employment Agreement between Company and R. Stan Puckett*
10.2                  Employment Agreement between Company and Davis Stroud**
10.3                  Employment Agreement between Company, Premier Bank of East
                      Tennessee and William C. Adams, Jr., dated January 1, 1996.***

10.4                  Noncompetition Agreement between Company and William C. Adams,
                      Sr., dated January 1, 1996.***
10.5                  Noncompetition Agreement  between Company and William C. Adams,
                      Jr., dated January 1, 1996.***
21                    Subsidiaries of the Company***
23.1                  Consent of Coopers & Lybrand L.L.P.
23.2                  Consent of Price Waterhouse LLP
23.3                  Consent of Gerrish and McCreary, P.C. (contained in Exhibit 5 to the
                      Registration Statement)***
24                    Power of Attorney (contained in the Signature section of the Registration
                      Statement)***


* Incorporated herein by reference to exhibits filed with Form 10-K Annual Report for year ended December 31, 1995.

** Incorporated herein by reference to exhibits filed with Form S-14 Registration Statement under the Securities Act of 1933,
         Registration No. 2-96273.

***      Previously filed.